Exhibit 99.1

Renalytix Appoints Daniel J. Levangie to its Board of Directors

Levangie brings extensive commercial operating experience to Renalytix, served on boards of Exact

Sciences, Insulet Corporation and Hologic

NEW YORK and SALT LAKE CITY, August 30, 2021 – Renalytix Plc (NASDAQ: RNLX) (LSE: RENX) today announced the appointment of Daniel J. Levangie to the Company’s board of directors. Mr. Levangie is also appointed as a member of the Company’s remuneration committee.

Mr. Levangie is an experienced executive and long-serving board director in the diagnostics and medical devices industry. He is co-founder and manager of ATON Partners, a private investment firm, and president and CEO of CereVasc, LLC, a medical device company. He also has served on the board of directors of Exact Sciences Corporation (NASDAQ: EXAS) since 2010. From 2013 through January 2017, Mr. Levangie served as president of Insulet Drug Delivery Systems and served as a lead director of Insulet Corporation. From 2011 through 2013, Mr. Levangie was chief executive officer of Dune Medical Devices, Inc., and co-founder and managing partner of Constitution Medical Investors, Inc., a Boston-based private investment and product development firm acquired by Roche Diagnostics Corporation in 2013. Previously, Mr. Levangie held executive management positions with Cytyc Corporation including executive vice president and chief operating officer, chief executive officer and president until the acquisition of Cytyc by Hologic, in 2007. He served on the board of Hologic from 2007 to 2009.

“Dan brings extensive commercial experience to Renalytix as we begin implementing our KidneyIntelX national marketing strategy to over 200,000 primary care physicians treating an estimated 12 million diabetic kidney disease patients insured by the Government Services Administration, Medicare and Medicare Advantage programs,” said James McCullough, CEO, Renalytix. “He has set a standard for broad-scale up of impactful diagnostic products in the oncology and diabetes markets that will be core to the Renalytix strategy.”

“I’m excited to join the Renalytix team as we bring this important innovation to the market. To be involved in the early commercial scale up and execution of the Renalytix national marketing strategy will be a major step forward for the company and for early-stage patients at risk of future kidney failure, where we can have the greatest impact on improving outcomes and reducing costs. We intend to have a significant impact on the course of the disease of these patients,” said Mr. Levangie.

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) Renalytix is the global founder and leader in the new field of bioprognosisTM for kidney health. The company has engineered a new solution that successfully enables early-stage chronic kidney disease, progression risk assessment. The Company’s lead product is KidneyIntelXTM, has been granted Breakthrough Designation by the U.S. Food and Drug Administration and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com ). For more information, visit www.renalytix.com.

Media Contacts:

United States:

Jennifer Moritz

Zer0 to 5ive for Renalytix

(917) 748-4006

jmoritz@0to5.com

Outside of the United States:

Walbrook PR Limited

Paul McManus / Lianne Cawthorne

Tel: 020 7933 8780 or renalytix@walbrookpr.com

Mob: 07980 541 893 / 07584 391 303

AIM Rule Regulatory Disclosures

In accordance with Schedule 2(g) of the AIM Rules, Daniel Joseph Levangie (aged 71) holds or has held in the past 5 years the following directorships and partnerships:

Current	Past 5 years
CereVasc, Inc.	Constitution Medical Investors, Inc.
CereVasc, Inc. (Massachusetts)	Insulet Drug Delivery Systems
Rapid Medical Inc.	Insulet Corporation
Renovia, Inc.	Dune Medical Devices, Inc.
Renovia Inc. (Massachusetts)	Dune Medical Devices, Inc. (Massachusetts)
Renovia, Inc. (Florida)	Dune Medical Devices Inc. (Kentucky )
Renovia Health, Inc. (Florida)	Dune Medical Devices, Inc. (Indiana)
Renovia Health, Inc. (New Hampshire)	Dune Medical Devices, Inc. (Michigan)
ATON Partners LLC	Dune Medical Devices, Inc. (Florida)
Havencrest Capital Management LLC	Dune Medical Devices, Inc (District Of Columbia)
Exact Sciences Corporation	Dune Medical Devices, Inc. (Missouri)
Exact Sciences, Corporation (Massachusetts)	Dune Medical Devices, Inc. (Mississippi)
Exact Sciences Corporation (Florida)	Dune Medical Devices, Inc. (New Mexico)
Exact Sciences Corporation (New Hampshire)	Dune Medical Devices, Inc. (Rhode Island)
Exact Sciences Corporation (Missouri)	Dune Medical Devices, Inc. (Nevada)
Exact Sciences Corporation (Connecticut)	Dune Medical Devices, Inc. (Arizona)
Exact Sciences Corporation (Washington)	Dune Medical Devices, Inc. (Connecticut)
Exact Sciences Corporation (Mississippi)	Aton Partners, LLC (Massachusetts)
Exact Sciences Corporation (Nevada)
Exact Sciences Corporation (Kentucky)
Daniel & Joan Levangie Real Estate Investment Group, LLC (Delaware)
Daniel & Joan Levangie Real Estate Investment Group, LLC (Massachusetts)

Save for the disclosures above, there are no further disclosures to be made in accordance with AIM Rule 17 and Schedule 2(g) of the AIM Rules.